**A 3/19/2003

F 3-20-03

03014690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 38407

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
KEVIN HART KORNFIELD AND COMPANY, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2137 EMBASSY DRIVE, SUITE 105
(No. and Street)

LANCASTER, (City) PENNSYLVANIA (State) 17603 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 1 7 2003 SECTION 187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEVIN HART KORNFIELD, PRESIDENT 717-392-0002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TROUT, EBERSOLE & GROFF, LLP
(Name – *if individual, state last, first, middle name*)

1705 OREGON PIKE, (Address) LANCASTER, (City) PENNSYLVANIA (State) 17601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

9A 020787
KEVIN HART KORNFIELD & COMPANY, INC.
KEVIN HART KORNFIELD
P.O. BOX 6423
LANCASTER, PA 17607-6423

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KEVIN HART KORNFIELD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEVIN HART KORNFIELD AND COMPANY, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

MAR 12 2003

Signature

PRESIDENT

Title

Notary Public

NOTARIAL SEAL
HANNAH J. TRAN, Notary Public
East Hempfield Twp., Lancaster Co., PA
My Commission Expires Feb. 14, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kevin Hart Kornfield & Company, Inc.
COMPUTATION of NET CAPITAL
December 31, 2002 and 2001

	2002	2001
TOTAL STOCKHOLDER'S EQUITY	88,284	86,639
Less: Non-Allowable Assets	5,662	3,954
NET CAPITAL	82,622	82,685

No differences exist between the net capital amount shown above and the net capital amount reported on Page 10 of the Focus Report, Part 11A, for the periods ended December 31, 2002 and 2001.

See auditors' report on supplementary information.

NASD

March 4, 2003

Mr. Kevin Hart Kornfield
Kevin Hart Kornfield & Company, Inc.
2137 Embassy Drive, Suite 105
Lancaster, PA 17603-2387

Dear Mr. Kornfield:

This will acknowledge receipt of your December 31, 2002 annual audited report of financial condition, filed pursuant to Securities and Exchange Commission Rule 17a-5(d)(1). The report as submitted was found deficient in that it did not contain a Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part II or IIA, if material differences existed. If no material differences existed, a statement so stating should be submitted.

Therefore, your submission cannot be considered in compliance with the filing requirements of the Rule. The text of the Rule can be found on pages 8281 through 8296 of NASD's Manual. If you need assistance, I would suggest you review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, you are requested to furnish the aforementioned item by March 18, 2003. In addition, a copy must be sent both to NASD, and to the SEC in Philadelphia, PA and the SEC in Washington, DC along with a new completed Part III Facing Page, which is enclosed for your convenience.

Your prompt attention should be given to this matter. If you have any questions, please contact Audrea W. Wood, Senior Compliance Examiner, at (215) 963-2615.

Sincerely,

AnnMarie McGarrigle
Supervisor of Examiners

AMM/cm
Enclosures

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